Franklin Hill, Dorchester, MA

Back of the Hill,Jamaica Plain, MA

Hadley Building Apartments,Worcester, MA

I N S I D E

Participants Approve New Authorities at Annual Meeting	2

Louisiana’s First Unionized Housing Plant	3

Commentary on Recent Market Developments	4

HIT Sets $75 Million Goal for Mass. Housing Initiative

Over $46 million committed to date

Massachusetts ranks as one of the three most expensive states in the U.S. for rental housing, putting decent housing out of reach for many working families. To help the state overcome its serious shortfall of affordable homes, the AFL-CIO Housing Investment Trust (HIT) announced that it will seek to invest $75 million in Massachusetts over the next three years. The HIT is working with public and private groups across the state to finance affordable housing developments that meet the HIT’s investment criteria.

“This new initiative focuses on housing needs not readily met by the capital markets,” said Paul Barrett, Director of HIT’s Boston Office. “We intend to build on our close relationships with the Massachusetts labor movement and housing finance community to support the production of low- and moderate-income housing.”

Off to a Fast Start. The HIT has moved quickly, issuing $46.8 million in commitments that will finance 10 projects plus a pool of additional projects to be designated by MassHousing, the state housing finance agency. The first 10 projects will provide 1,072 units of housing, including 1,042 affordable units. Investments to date include:

•	$6.3 million in tax-exempt bonds purchased by HIT to preserve three affordable housing projects in Boston;

•	$11.4 million in taxable financing to preserve affordable housing in five projects that MassHousing is refinancing;

•	$1.1 million in financing to transform a former furniture store into housing in Worcester;

•	$755,000 in taxable bonds to increase the permanent loan for a Quincy elderly affordable rental project;

•	$27.2 million in taxable and tax exempt bonds to refinance and preserve affordability in projects to be selected by MassHousing.

The HIT investments represent a minimum of $77.4 million in construction activity and will generate approximately 480 union jobs.

Franklin Hill. One of the new HIT investments supports the renewal of Franklin Hill, a distressed public housing development in Boston’s Dorchester community. The $12.5 million project is part of a phased redevelopment that will ultimately create 286 affordable rental units and up to 50 homeownership units. The HIT is providing financing for 24 affordable rental units.

Continued, page2

I S S U E N O . 3 , 2 0 0 7

H I T I N V E S T O R

HIT Participants Approve Strategies To Boost Housing Production, Tap New Capital

At their 2007 annual meeting, HIT participants approved several amendments to the Declaration of Trust that will build on HIT’s core strengths to meet changing market needs.

Participants voted to expand the HIT’s investment authorities to permit it to benefit more fully from investments in tax-exempt bonds. Tax-exempt bonds represent an excellent source of investment product for the HIT since much of the new construction or rehabilitation of affordable, multifamily housing is financed with these bonds. As a non-taxable entity, the HIT cannot benefit from the tax-exempt feature of these investments directly. However, it may now enter into “total return swap” (TRS) contracts with entities that can utilize the tax-exempt benefits and negotiate terms allowing the HIT to increase returns while accessing a broader range of multifamily investments. TRS transactions will be limited to 10% of the portfolio, and counterparties must have a credit rating of AA or higher.

“This new authority keeps the HIT competitive in today’s market,” explained Helen Kanovsky, HIT’s Chief Operating Officer. “This will help HIT maintain its leadership role in financing union-built affordable housing.”

The HIT will also have the authority to develop additional investment options for investors under another amendment approved by participants. The vote authorizes the Board of Trustees to create new portfolios through a “series fund” structure. These investment options could have different risk profiles or a specific geographic or product focus, such as workforce housing.

Participants also approved HIT’s plans to seek investment from non-U.S. pension funds with union member beneficiaries. This will help the HIT maintain growth with the potential of holding down relative costs for investors.

“This new authority will help HIT maintain its leadership role in financing union-built affordable housing.”
–Helen Kanovsky, Chief Operating Officer

MASSACHUSETTS HOUSING, continued from page 1

Back of the Hill. For over 25 years, Back of the Hill Apartments has provided 125 units of affordable housing and supportive services for low-income elderly and disabled persons in Boston’s Mission Hill neighborhood. The $27.4 million project will renovate the 11-story building. HIT financing will preserve affordability for the residents.

Hadley Building Apartments. In Worcester’s downtown Arts District, the HIT is helping finance the renovation of a former furniture store to create 45 apartments, 89% of which are for low-income residents. The $15.8 million project is part of the city’s efforts to revitalize the neighborhood. “The state is losing teachers and people in the trades because housing is too expensive for them,” said David Rodriguez-Pinzon of Economic Development Finance Corporation, developer of the Hadley project. “There’s a dearth of housing in the middle segment. That’s our market.”

Casa Maria Apartments. This 27-year-old building in Boston’s North End will undergo renovation with help from $2 million in HIT financing. The $21.7 million project will help maintain affordability for the 84 Section 8 units.

MassHousing Pooled Projects. The HIT’s purchase of $11.4 million in taxable bonds will help refinance five low-income housing projects in the portfolio of MassHousing. The five projects represent 570 units of affordable housing, 68% of which are designated for low-income elderly persons.

“We are working closely with MassHousing, the Boston Redevelopment Authority, the cities of Lynn, Chelsea, Revere, New Bedford and others to address local communities’ housing needs,” Barrett noted.

2

H I T I N V E S T O R

Louisiana’s First Unionized Housing Plant Starts Producing Homes

Factory helps implement labor’s vision for economic recovery in Gulf Coast

Six classes of Gulf Coast residents have been introduced to the skilled building trades through the BCTD’s Gulf Coast Construction Careers Center, including these members of the September graduating class. The new housing factory will recruit workers from the program.

Housing international Gulf Coast, Inc., the first unionized plant for factory-built homes in Louisiana, has begun producing low-cost homes after receiving $4 million of New Markets Tax Credits as working capital. The factory, with its union jobs and links to training, is an important new element of the AFL-CIO Gulf Coast Revitalization Program, helping implement the labor movement’s vision for recovery by enabling community residents to participate in rebuilding their own neighborhoods.

The AFL-CIO Investment Trust Corporation (ITC) and Telesis Corporation worked closely with Housing International, Inc., in the launch of the plant. The ITC has provided technical assistance and labor relations support to Housing International to build capacity at the plant. A Telesis subsidiary provided the initial start-up funds, and additional support is expected from Morgan Stanley and Company.

For the AFL-CIO Gulf Coast Revitalization Program—an investment initiative of the HIT, the AFL-CIO Building Investment Trust and the ITC—the factory will help speed production of critically needed affordable housing in the hurricane-devastated region. The HIT and ITC are each working to develop investment opportunities in the Gulf Region, including residential developments that can use the factory’s products.

Workers at the plant are represented by the New Orleans Metal Trades Council, AFL-CIO. The plant is expected to draw some of its workers from the Gulf Coast Construction Careers Center, a program sponsored by the Building and Construction Trades Department (BCTD), AFL-CIO, that is preparing local residents for skilled careers in the building trades.

Located near New Orleans in Reserve, LA, the Housing International facility will use recycled steel and the latest environmentally sound technology to manufacture high quality homes that are affordably priced. The residences are designed to withstand the area’s special challenges of hurricane force winds, mold, rot and termites. At full capacity, the 75,000 square foot plant will be able to produce 2,000 homes per year and generate 300 union jobs.

As announced by AFL-CIO President John Sweeney last year, the Gulf Coast Revitalization Program reflects labor’s high road vision of economic recovery, with union job creation, affordable housing and community and economic development. The program also includes strategies designed to improve the lives of residents of the low-income public housing community.
3

H I T I N V E S T O R

Commentary on Recent Market Developments

A review of the HIT’s response to the challenges of the fixed-income market, as of the close of the third quarter of 2007.
Chang Suh Executive Vice President & Chief Portfolio Manager

While the AFL-CIO Housing Investment Trust holds no assets backed by subprime single-family mortgages—and never has, the liquidity and credit concerns coming from the subprime mortgage markets have created a challenging environment for all fixed-income investors in 2007. Worries that investors in pools of subprime mortgages will experience large losses triggered an increase in volatility, a loss of liquidity and an increase in risk premiums in a wide array of other fixed-income markets—including AAA-rated sectors. Even government and agency-conforming mortgage-backed securities (MBS) have suffered as concerns about the U.S. residential real estate markets affected the liquidity of these high credit quality mortgage securities. The Federal Reserve’s action to cut the Federal Funds Rate by 50 basis points on September 18 was an effort to keep the credit crunch from bleeding into the broader economy. While the HIT has taken certain temporary steps to adjust for these market developments, it continues to stick with its successful long-term strategy of superior credit quality, higher yield and neutral interest rate risk that have long distinguished it as a fixed-income manager.

The HIT’s Response: Strategy Through Year-End

In spite of the ongoing uncertainties in the market, the HIT currently has adequate liquidity, with approximately $365 million in cash and U.S. Treasuries as of September 30. The HIT also has more than $1 billion in single-family MBS, which have been discounted due to the increased volatility, but remain highly liquid. Maintaining its higher allocation to more liquid securities in the short term will not be without cost—it entails a give up in annual yield of approximately one and a half basis points for every 1% allocation from spread product to Treasuries. The HIT, therefore, will look for opportunities to add higher yielding multifamily mortgage investments as liquidity improves in the market.

Provided that market conditions allow it, the HIT will be guided by the following goals in the months ahead:

•	Disinvest in cash and Treasuries. The HIT will seek to reduce its combined cash and U.S. Treasury position to approximately 3% of the portfolio by year-end;

•	Invest in higher yielding securities The HIT will seek to rotate approximately $200-$250 million out of comparatively low-yielding Treasury assets to purchase high credit quality mortgage investments with significant yield spreads versus Treasuries, including new construction multifamily mortgage investments;

•	Activate HIT’s new authority to use total return swaps (TRS). The HIT will seek to increase yield by targeting $50 million in TRS transactions each quarter for the next several quarters.

Should market conditions improve, the rotation out of Treasuries is expected to increase the HIT’s annual expected yield by approximately 7.5-10 basis points. Additionally, executing the TRS transactions has the potential to increase the annualized portfolio yield by 9-11 bps assuming the execution of $300 million of notional outstanding TRS.

Liquidity and Credit Crisis Impact on the HIT Portfolio

Although the HIT does not own any securities backed by subprime mortgages, its overweight in mortgage securities and underweight in Treasury bonds relative to its benchmark, the Lehman Brothers Aggregate Bond Index, resulted in HIT underperforming the benchmark year-to-date through September. For this time period the HIT lagged the benchmark by 21 basis points on a net basis (3.64% vs. 3.85%).

All major investment-grade fixed-income sectors have underperformed U.S. Treasuries this year on an interest-rate risk-adjusted basis. However, the sectors rated below AAA have done most poorly. So although the HIT’s structural

4

H I T I N V E S T O R

The HIT has never invested in subprime mortgages. It continues to stick with its successful long-term strategy of superior credit quality, higher yield and neutral interest rate risk.

underweight to risk-free assets has hurt performance in 2007, avoiding the riskier sectors of the investment-grade universe has served it well.

Portfolio Management Strategy

Throughout this period, the HIT has maintained its core strategy of outperforming its benchmark by working to construct a portfolio with better credit quality, similar interest rate risk and higher yield than the benchmark. The HIT substitutes high credit quality multifamily MBS in place of corporate and government bonds in the benchmark. Recent market volatility has resulted in high credit quality multifamily

MBS offering higher yield premiums as compared to U.S. Treasuries with comparable average lives than they have in several years.

Beginning in early 2007, the HIT positioned itself in a slightly defensive position—accumulating more U.S. Treasuries compared to its traditional weightings. The potential loss avoidance in price performance could have been as much as 11 bps while giving up approximately 4 bps of yield. The HIT also increased the liquidity in its portfolio which may now allow the HIT to purchase and accumulate undervalued mortgage investments with high credit quality as market opportunities present themselves.

Looking Forward

Looking ahead, an investment in the HIT remains a prudent choice for Taft-Hartley and public pension funds. The HIT portfolio has no subprime mortgages in its portfolio and little credit risk rated below AAA or Government/Agency. In addition, the HIT’s interest rate risk is similar to the benchmark, it has better yields as compared to risk-free assets and the benchmark, and it can currently benefit from multifamily mortgage spreads that are near their widest levels in the past several years.

The HIT has commenced negotiations with potential counterparties to execute total return swap strategies involving tax-exempt bonds to increase the portfolio income in future periods. This strategy should also allow the HIT to be more competitive in sourcing new construction multifamily mortgage investments in the period ahead.

Forecasts, estimates, and certain information contained herein are based upon proprietary research and should not be considered as investment advice or a recommendation of any particular security, strategy or investment product. Statements concerning financial market trends are based on current market conditions, which will fluctuate. There is no guarantee that these investment strategies will work under all market conditions, especially during periods of downturn in the market. All current statistics are as of October 12, 2007, unless otherwise indicated.

HIT NET RELATIVE PERFORMANCE VS. BENCHMARK AT SEPTEMBER 30, 2007
	One-Year	Three-Year	Five-Year	Ten-Year
HIT	4.97%	5.45%	4.13%	6.10%

Lehman Aggregate	5.14%	3.86%	4.13%	5.97%

Relative Performance	-0.17%	+0.03%	+0.00%	+0.13%

The performance data quoted represents past performance. Past performance is no guarantee of future results. Economic and market conditions change, and both will cause investment return, principal value, and yield to fluctuate so that a participant’s units, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end is available at www.aflcio-hit.com.

The Lehman Brothers Aggregate Bond Index is an unmanaged index and is not available for direct investment. Its returns would be lower if they reflected the expenses associated with the active management of an actual portfolio.

Investors should consider the HIT’s investment objectives, risks and expenses carefully before investing. A prospectus containing more complete information may be obtained from the HIT by calling the Marketing and Investor Relations Department collect at 202-331-8055 or by viewing the HIT’s website at www.aflcio-hit.com. The prospectus should be read carefully before investing.

5

H I T I N V E S T O R

Union Pension Dollars at Work

St. Anthony Mills Apartments, Minneapolis

Minneapolis – The St. Anthony Mills Apartments in Minneapolis is receiving $6.1 million in HIT financing. The $12.5 million project is part of the city’s redevelopment of its historic Riverfront District and will create much-needed affordable downtown housing. Of the building’s 93 total units, 85 are designated as affordable with the remaining eight units reserved for the nearby Guthrie Theatre Foundation’s “artists-in-residence” program. The project also includes ground floor commercial space. St. Anthony Mills was awarded first prize in the Minneapolis/St. Paul Business Journal’s “2006 Best in Real Estate” awards for new multifamily residential development.

St. Louis, MO – A $7.9 million HIT commitment for the Alpha Terrace Apartments will help provide security and a better quality of life for low-income seniors in St. Louis. The HIT investment is part of the $14.8 million rehabilitation of a 150- unit facility for seniors receiving Section 8 rental assistance. The project is located in the city’s West End community, which is a focus for St. Louis’ downtown revitalization plans. This investment brings to $262 million HIT’s historical financing in St. Louis for multifamily projects representing over 2,800 units of housing as well as the creation of over 3,000 union jobs for local construction workers.

Joliet, IL – The HIT has committed $3.5 million for Liberty Meadows Estates, phase I, in Joliet. The project involves construction of 38 single-family detached houses and 36 units in 18 duplexes. These 74 housing units will be rented for a 15-year period, consistent with the Low-Income Housing Tax Credit guidelines, after which the developer intends to allow tenants to purchase them. Work on the project will generate approximately 115 family-supporting union jobs. This is the 26th project that HIT has financed in cooperation with the Illinois Housing Development Authority since 1996, creating more than 3,500 housing units for Illinois residents in affordable or mixed-income projects and generating more than 2,700 union construction jobs.

Queens, NY – The HIT has purchased $10 million in tax-exempt bonds from New York City’s Housing Development Corporation to finance a portion of the $165 million redevelopment of the Queens Family Courthouse in Jamaica, Queens. This major redevelopment of the historic courthouse building will create 277 housing

Queens Family Courthouse, Queens

units, of which 166 will be affordable to low- and moderate-income families. An additional 69 affordable cooperative units will be financed separately as workforce housing. “This entire project will continue to enhance the attractiveness of Jamaica as a great place to live, work and shop,” said Queens Borough President Helen Marshall. Queens Family Courthouse brings HIT’s multifamily investments under the New York City Community Investment Initiative to $306.4 million.

“We are glad to see our unions’ pension money soundly invested in projects that create affordable housing and good jobs.”
–Gerald Feldhaus, Secretary-Treasurer St. Louis Building and Construction Trades Council
6

H I T I N V E S T O R

Staff Meet with Labor and Pension Representatives Across the Country

IBEW International Secretary-Treasurer and HIT board member Jon F. Walters, left, visits with HIT’s Lesyllee White and Paul Sommers at the HIT booth during the October IBEW conference.

Members of the HIT staff had the opportunity to meet with many investors and representatives of the pension investment community in recent weeks at a number of meetings and conferences around the country. These occasions provided a chance to discuss the HIT’s recent investment activities.

Lesyllee White, Director of Marketing, and Paul Sommers, Midwest Regional Marketing Director took part in the 2007 Membership Development Conference of the International Brotherhood of Electrical Workers (IBEW) held in Atlanta in October. International Secretary-Treasurer Jon F. Walters (shown above), a member of the HIT Board of Trustees, was a featured speaker. The conference was attended by an estimated 1,500 delegates from around the country. The IBEW currently has 95 funds participating in the HIT, more than any other international union.

Helen Kanovsky, Chief Operating Officer, served as a moderator at the 40th annual Canadian Employee Benefits Conference held in Chicago. Considered the premier educational event for Canadian benefit trust funds, the event was attended by multi-employer and public sector plan trustees and others who provide services for benefit trust funds in Canada.

Paul Barrett, Northeast Regional Marketing Director, was a featured speaker at the annual Massachusetts AFL-CIO conference in September. Attended by over 400 union representatives, the conference celebrated the organization’s 50th anniversary. Barrett discussed the HIT’s successful track record in Massachusetts and its new $75 million housing initiative that is generating good jobs and expanding the supply of affordable housing in the state.
(See story on page 1.)

Paul Sommers addressed delegates at the September Bakery Workers Conference in Palm Springs. The Bakery & Confectionery Union and Industry International Pension Fund was one of HIT’s earliest supporters and continues to be a major investor.

Lesyllee White participated in the New Jersey AFL-CIO Legislative Conference in September. The HIT has a long history of investing in New Jersey to help meet the state’s housing and urban development needs. To date, the HIT has provided over $744 million for New Jersey projects that represent more than 5,450 housing units and an estimated 5,500 family-supporting union jobs.

Staff have also kept up an active schedule of meetings with participants’ trustees, administrators and consultants to present reports on the HIT’s performance and investment strategy.

7

H I T I N V E S T O R

National Building Museum Spotlights Three HIT Projects

Three projects financed by the HIT are part of an on-line exhibition produced by the National Building Museum in Washington, DC. Titled Affordable Housing: Designing an American Asset, the exhibit demonstrates that low-cost housing does not have to mean low-quality housing, and it explores “the far-reaching benefits of good design for residents and their broader communities.”

The HIT-financed projects chosen for the exhibit are the Carl Mackley Apartments, Philadelphia, a 184-unit, $21.0 million renovation of a historic 1934 union-sponsored housing project; New Pennley Place, Pittsburgh, a 102-unit, $14.6 million redevelopment of a distressed HUD property; and Bernal Gateway Apartments, San Francisco, the $14.3 million new construction of a 55-unit low-rise development with on-site social services. The on-line exhibit may be viewed at: http://www.nbm.org/Exhibits/online/affordable_housing/ah_index.html.

Carl Mackley Apartments

New Pennley Place

Bernal Gateway Apartments

We’ve Moved!

The HIT’s national office has moved. Please note our new address for future reference:

2401 Pennsylvania Avenue, NW Suite 200 Washington, DC 20037 Our phone and fax numbers remain the same: telephone (202) 331-8055 fax (202) 331-8190

AFL-CIO HOUSING INVESTMENT TRUST

Stephen Coyle, Chief Executive Officer

Helen R. Kanovsky, Chief Operating Officer

Erica Khatchadourian, Chief Financial Officer

Chang Suh, Executive Vice President and Chief Portfolio Manager

Mary C. Moynihan, General Counsel

Stephanie H. Wiggins, Chief Investment Officer – Multifamily Finance

Marcie Cohen, Senior Vice President

Lesyllee White, Director of Marketing

National Office
2401 Pennsylvania Ave, NW, Suite 200 Washington, DC 20037 (202) 331-8055

New York Office
Carol Nixon, Director
1270 Avenue of the Americas, Suite 210
New York, NY 10020
(212) 554-2750

Boston Office

Paul Barrett, Director
655 Summer Street
Boston, MA 02210
(617) 261-4444

Western Regional Office
David Landenwitch, Acting Director
235 Montgomery Street, Suite 1001
San Francisco, CA 94104
(415) 433-3044

Gulf Coast Revitalization Program

1100 Poydras Street, Suite 2870
New Orleans, LA 70163
(504) 599-8750

www.aflcio-hit.com	union bug
8